David G. Peinsipp
+1 415 693 2177
dpeinsipp@cooley.com
October 22, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    John Stickel
Justin Dobbie
Bonnie Baynes
Mark Brunhofer
Re:    Root, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed October 20, 2020
File No. 333-249332
Ladies and Gentlemen:
On behalf of Root, Inc. (“Root” or the “Company”), we are submitting this response letter in response to the comment letter, dated October 21, 2020, from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on October 20, 2020. The Company intends to file an Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”) no later than the morning of October 26, 2020 that reflects the proposed changes below in response to the Staff’s comments.
The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s comment letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.
Amendment No. 1 to Form S-1 filed October 20, 2020
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation
Certain Quarterly Information, page 91
1.We note your response to prior comment 1 regarding your Ratio of Renewal to Direct Earned Premium. Please revise your disclosure to address the following:
•We note your revised disclosure that provides a definition of this ratio. Further revise your definition to specifically disclose the following:
•As previously requested revise to disclose why you believe this ratio to be a meaningful metric to your investors.
•Clarify what renewal premiums are included in the numerator of this ratio. In this regard, it is unclear whether direct or net premiums are included and whether earned or written premiums are included.
Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission
October 22, 2020

•We also note your inclusion of the two new ratios under Direct Accident Period Loss Ratio in this table. Revise your disclosure to provide the definitions for each and disclose why these ratios are meaningful to your investors. In your revised disclosure ensure that you clearly indicate the composition of both the numerator and denominator of these ratios.
The Company respectfully acknowledges the Staff’s comment and proposes to revise the disclosure on pages 92 and 93 of the Amended Registration Statement, as set forth below, in order to (i) clarify for potential investors why the Company believes the disclosure of this ratio is meaningful in light of the disparity between the Company’s ratio and typical ratios for more mature industry incumbents, (ii) clarify that such ratio is defined as the direct earned premiums from customers’ second or later term as a proportion of total direct earned premiums from such customers during the period, and (iii) provide definitions of the Direct Accident Period Loss Ratios provided in the table, including how such ratios are calculated, and why the Company believes these ratios are meaningful to investors.
Proposed Disclosure:
“Direct Accident Period Loss Ratio
Direct accident period loss ratio, expressed as a percentage, represents all losses and claims expected to arise from insured events that occurred during the applicable period regardless of when they are reported and finally settled divided by direct earned premiums for the same period. Changes to our loss reserves are the primary driver of the difference between our direct accident period loss ratio and direct loss ratio. Total direct accident period loss ratio includes such losses and claims from all policies that were in place at any time during the applicable period divided by all direct earned premiums, whereas renewal direct accident period loss ratio includes such losses and claims from renewal policies, which are defined as policies from a customer’s second term and beyond, divided by the direct earned premiums from renewal policies. We believe that total direct accident period loss ratio and renewal direct accident period loss ratio are useful in evaluating expected losses prior to the impact of reinsurance, and in understanding how the ratios differ for renewal policies versus total policies.
Ratio of Renewal to Direct Earned Premium
Ratio of renewal to direct earned premium, expressed as a percentage, represents the direct earned premium earned from renewal premiums, which are premiums from a customer’s second term and beyond, divided by total direct earned premiums during the periods. We believe that the ratio of renewal to direct earned premium is useful in understanding our business because it demonstrates that our renewal premium base is significantly lower than the industry average of approximately 80% for more mature companies in the industry.”
Notes to Condensed Consolidated Financial Statements
Subsequent Events, page F-55
2.In your October 15, 2020 correspondence you indicate your expectation that your board of directors will act to grant additional equity awards during the week of October 12, 2020, with the exercise price of any options so granted equal to the initial public offering price, and to be effective when the Registration Statement becomes effective. You further stated these awards would be disclosed in your preliminary prospectus. As your subsequent event footnote is silent and your Item 15 disclosures on page II-1 have not changed from your original filing for any such grants, please tell us whether these grants have been made and, if so, why you do not appear to
Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission
October 22, 2020

disclose them. Otherwise, tell us where you have made such disclosure or why such disclosure is not warranted.
The Company acknowledges the Staff’s comment and advises the Staff that no additional grants were made and the Company does not intend to make any such additional grants prior to the Registration Statement becoming effective.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com

David G. Peinsipp
+1 415 693 2177
dpeinsipp@cooley.com
*    *    *
Please contact me at (415) 693 2177 or Nicole Brookshire of Cooley LLP at (212) 479 6157 with any questions or further comments regarding our responses to the Staff’s comments.
Sincerely,

/s/ David G. Peinsipp
David G. Peinsipp
Cooley LLP

cc:         Alexander Timm, Root, Inc.
Daniel Rosenthal, Root, Inc.
Nicole Brookshire, Cooley LLP
Peter Mandel, Cooley LLP
Richard Kline, Goodwin Procter LLP
Sarah Axtell, Goodwin Procter LLP
Kim de Glossop, Goodwin Procter LLP
Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com